November 18, 1999



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Carol McGee, Esquire

Re:  PENN TREATY AMERICAN CORPORATION
     REGISTRATION STATEMENT ON FORM S-3
     FILE NO. 333-72649

Ladies and Gentlemen:

     On behalf of Penn Treaty American Corporation, I enclose a pre-effective amendment to the Registration Statement on Form S-3 (File No. 333-72649). The enclosed pre-effective amendment has been revised in response to the Staff's comments contained in the letter dated March 19, 1999 from Jeffrey Riedler to Irving Levit.

     After the Staff has reviewed this letter and the enclosed materials, please contact the undersigned to advise us whether the Staff's comments have been adequately addressed and whether it is appropriate to file an acceleration request with respect to the above-captioned Registration Statement.

Sincerely,

/s/ Justin P. Klein
-------------------
    Justin P. Klein


Enc.

cc:      Mr. Irving Levit

     As filed with the Securities and Exchange Commission on November 18,1999
                                            Registration Statement No. 333-72649


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                       ----------------------------------

                                   FORM S-3/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------


                        PENN TREATY AMERICAN CORPORATION
             (Exact name of registrant as specified in its charter)

       Pennsylvania                   6312                23-1664166
(State or other jurisdiction     (Primary Standard        (IRS Employer
    of incorporation          Industrial Identification  Identification
    or organization)            Classification Code)         Number)

                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Irving Levit, President
                        Penn Treaty American Corporation
                               3440 Lehigh Street
                          Allentown, Pennsylvania 18103
                                 (610) 965-2222
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           ---------------------------

                                   Copies to:

                            Justin P. Klein, Esquire
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.



The information in this Prospectus is not complete and may be changes. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not solociting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                        Subject to Completion
                                                           November 18,1999




                                 298,900 Shares
                        PENN TREATY AMERICAN CORPORATION

                                  Common Stock



     Insurance agents under contract with Penn Treaty American Corporation, but who are not full-time employees, are eligible to receive options to purchase shares of Penn Treaty's common stock under the 1995 Participating Agent Stock Option Plan.

     The purchase price for these shares of common stock will be determined at the time the option is granted, but will not be less than 100% of the fair market value of the common stock at that time.

     Penn Treaty has listed these shares of common stock on the New York Stock Exchange under the symbol "PTA".

     YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS RELATING TO THESE SHARES OF COMMON STOCK THAT WE DESCRIBE STARTING ON PAGE 1 OF THIS PROSPECTUS.



                                ----------------



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is November 18, 1999

                                TABLE OF CONTENTS



                                                          PAGE
                                                          ----


RISK FACTORS                                                4


WHERE YOU CAN FIND MORE INFORMATION                         6


PENN TREATY AMERICAN CORPORATION                            7


1995 PARTICIPATING AGENT STOCK OPTION PLAN                  8


USE OF PROCEEDS                                             11


PLAN OF DISTRIBUTION                                        11

EXPERTS                                                     11


LEGAL OPINION                                               11

RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in Penn Treaty's common stock.

Reserves may not be adequate to cover actual losses and expenses

     Penn Treaty's reserves for losses and expenses are estimates for actual, future reported and unreported claims and their expenses. The amount of these reserves is based on facts and circumstances known at the time the reserves are established. Reserves are based on historical claims information, industry statistics and other factors. Penn Treaty would be severely affected if its reserves could not cover its actual losses and expenses.

Loss ratios may be too high or too low for new products

     New insurance products involve a greater risk because Penn Treaty cannot estimate policy claims as well for new products. If as a result of actual claims, Penn Treaty does not meet state mandated loss ratios for a new product, state insurance regulators may require Penn Treaty to reduce or refund the premiums on these new products. Because of Penn Treaty's relatively limited claims experience with newer product areas and the introduction of existing products in new markets, Penn Treaty may also incur higher than expected loss ratios and may be required to further adjust its reserve levels for these new products. Failure to anticipate the need for or to secure regulatory approval of these reserve increases could have an adverse effect on Penn Treaty.

Projections used to spread policy costs over term of policy may be inaccurate

     In its sale of insurance policies, Penn Treaty spreads the policy acquisition costs over the life of the policy. These costs include all expenses directly related to the acquisition of the policy, including commission, underwriting and other expenses. Actuarial assumptions are used to determine the time period over which to spread these policy costs. If these actuarial assumptions are inaccurate, the result could adversely affect Penn Treaty's results of operations in future periods. In addition, these acquisition costs cannot be spread over time if the policy is terminated early.

State minimum loss ratios are subject to change

     Penn Treaty is licensed in a number of states. These states may change the minimum mandated statutory loss ratios required for insurance companies, like to Penn Treaty, to maintain. These state regulations also mandate the manner in which these ratios are computed and the manner in which compliance with these ratios is measured and enforced. Penn Treaty is unable to predict the impact of:

     o any changes in the mandatory statutory loss ratios for individual or group long-term care policies;

     o any changes in the minimum loss ratios for individual or group long-term care or Medicare supplement policies; or

     o any change in the manner in which these minimums are computed or enforced in the future.

     If policies offered by Penn Treaty are not in compliance with state minimum statutory loss ratios, Penn Treaty may be required to reduce or refund premiums, which could have an adverse effect on Penn Treaty.

Government regulation of the insurance industry is subject to change

     Penn Treaty is subject to stringent state governmental requirements including:

     o    licensure;

     o    benefit structure;

     o    payment of dividends;

     o    settlement of claims;

     o    capital levels;

     o    premium increases; and

     o    transfer of control of insurers.

     Changes in these laws and regulations could adversely affect the operations of Penn Treaty and may include:

     o    rate rollback legislation;

     o    legislation to control premiums; and

     o    policy terminations and other policy terms, including premium levels.

     In addition, from time to time there are significant federal and state legislative developments in long-term care and Medicare coverage which may have an effect on Penn Treaty. Among the proposals currently pending in the U.S. Congress are the implementation of minimum consumer protection standards for inclusion in all long-term care policies, including:

     o    guaranteed renewability of policies;

     o    protection against inflation;

     o    limitations on waiting periods for pre-existing conditions;

     o    prohibiting   "high   pressure"   sales  tactics  for  long-term  care
          insurance;

     o guaranteed consumer access to information about insurers, including lapse and replacement rates for policies and the percentage of claims denied; and

     o    permitting premiums paid for long-term care insurance to be treated as
          deductible  medical  expenses,   with  the  amount  of  the  deduction
          increasing with the age of the taxpayer.

Insurance industry is highly competitive

     Penn Treaty sells its products in highly competitive markets.

     Penn Treaty competes with large national and smaller regional insurers, as well as specialty insurers. Many insurers are larger, have greater resources, larger networks of agents and higher ratings than Penn Treaty. In addition, competition may take several other forms, including breadth and flexibility of coverage, pricing and the quality and level of services provided. Additional competition may result from changes in Medicare benefits, as well as from the introduction of products similar to those offered by Penn Treaty by additional private insurance carriers. In addition, Penn Treaty competes with other insurance companies for producing agents to market and sell its products.

     Over the past three fiscal years, more than half of Penn Treaty's premiums are from sales of policies in Florida and Pennsylvania. Competitive changes in such markets could have an adverse effect on Penn Treaty.

Success depends on the ability to recruit and retain insurance agents

     Penn Treaty continuously recruits and trains independent agents to market and sell its products. Penn Treaty may not be able to continue to attract and retain independent agents to sell Penn Treaty's products.

     Penn Treaty also engages marketing general agents from time to time to recruit independent agents and develop networks of agents in various states. The loss of the services provided by the marketing agent could have a material adverse effect on Penn Treaty.

Reliance on third party reinsurers and acting as a reinsurer presents possible liability

     Penn Treaty gets reinsurance from unaffiliated reinsurers on some of its policies to:

     o    increase the number and size of the policies it may underwrite; and

     o    reduce the risk to which Penn Treaty is exposed.

     If a third party insurer becomes insolvent or otherwise fails to honor its obligations to Penn Treaty under any of its reinsurance agreements, Penn Treaty remains fully liable to the policyholder.

     Penn Treaty also acts as reinsurer on some in-force policies which have been acquired from unrelated insurance companies. Penn Treaty's liability on this reinsurance may exceed anticipated levels.

Sale of insurance products is dependent on senior citizen market

     Penn Treaty's insurance products are designed primarily for sale to persons age 65 and over. Many of these persons live on fixed incomes and, as a result, are highly sensitive to inflation and interest rate fluctuations which affect their buying power. In periods of low interest rates, renewal premiums on Penn Treaty's products have decreased. Adverse economic conditions and lower interest rates may have a material impact on the ability of senior citizens to afford Penn Treaty's products which, in turn, could have an adverse impact on Penn Treaty.

WHERE YOU CAN FIND MORE INFORMATION

     Penn Treaty has filed with the SEC a registration statement under the Securities Act for the shares of common stock to be issued under the Plan. This prospectus, which is part of the registration statement, omits information in the registration statement and its exhibits and schedules. Penn Treaty files annual, quarterly and special reports, proxy statements and other information with the SEC which may be read and copied at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, 75 Park Place, New York, New York 10007 and 219 South Dearborn Street, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of Penn Treaty's filings with the SEC are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. The common stock is listed on the NYSE and, as a result, Penn Treaty also files reports, proxy statements and other information with the NYSE.

     The SEC allows Penn Treaty to "incorporate by reference" the information that Penn Treaty files, which means that Penn Treaty can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that Penn Treaty files later with the SEC will automatically supersede this information. Penn Treaty incorporates by reference the documents filed with the SEC (File No. 0-15972) listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, until this offering is terminated:

     o Penn Treaty's Annual Report on Form 10-K for the year ended December 31, 1998;

     o Penn Treaty's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

     o    Penn Treaty's Current Report on Form 8-K filed January 15, 1999; and

     o the description of the common stock contained in Penn Treaty's registration statement on Form 8-A for the common stock, including any amendments or reports filed for the purpose of updating this description.

     Penn Treaty will provide at no cost to each person who receives a copy of this prospectus, upon written or oral request, a copy of any and all of the documents (without exhibits) incorporated by reference in this prospectus. Requests for copies should be directed to Penn Treaty American Corporation, 3440 Lehigh Street, Allentown, Pennsylvania 18103, Attention: Cameron B. Waite, Chief Financial Officer (telephone number (610) 965-2222).

PENN TREATY AMERICAN CORPORATION

     Penn Treaty is one of the leading providers of long-term nursing home care and home health care insurance. Penn Treaty markets its products primarily to persons age 65 and over through independent insurance agents and underwrites its policies through three insurance company subsidiaries; Penn Treaty Network America Insurance Company; American Network Insurance Company and American Independent Network Insurance Company of New York. Penn Treaty's principal products are individual fixed, defined benefit accident and health insurance policies covering long-term skilled, intermediate and custodial nursing home care and home health care. Policies are designed to make the administration of claims simple, quick and sensitive to the needs of the policyholders. As of December 31, 1998, long-term nursing home care and home health care policies accounted for approximately 91% of Penn Treaty's total annualized premiums in-force.

1995 PARTICIPATING AGENT STOCK OPTION PLAN

Purpose of the plan

     The purpose of the plan is:

     o to permit insurance agents under contract with Penn Treaty to receive options to purchase shares of common stock and to have an equity interest in Penn Treaty; and

     o to give these insurance agents an additional incentive to sell Penn Treaty's products.

Advantages of the plan

     Optionees may receive shares of common stock upon exercise of options without paying any brokerage commissions or service charges.

Administration of the plan

     The plan is administered by a stock option committee. This committee has the authority to:

     o    construe and interpret the plan;

     o    define terms of the plan;

     o    change rules and regulations for administration of the plan; and

     o    take all other actions to administer the plan.

Participation in the plan

     Individuals who are participating insurance agents under contract with Penn Treaty, but who are not full-time employees, are eligible to receive options under the plan. The committee makes decisions about the criteria for eligibility and grants of options. This criteria is tied to the best interests of Penn Treaty, including the amount of insurance policies sold by the eligible participants. Eligible participants that are granted and choose to receive options under the plan are required to sign a stock options agreement with Penn Treaty, the terms of which are determined by the committee.

Additional information about the plan

     Eligible participants can get additional information about the plan by contacting Cameron B. Waite, Chief Financial Officer, at Penn Treaty American Corporation, 3440 Lehigh Street, Allentown, Pennsylvania 18103, telephone number
(610) 965-2222.

Term of the plan

     The plan has been effective since May 26, 1995 and will continue until the board of directors terminates it. Each option granted under the plan and all rights or obligations under the option will expire on a date to be determined by the committee, but not later than ten years from the date the option is granted.

     The plan is also subject to earlier termination upon the following events:

     o    dissolution or liquidation of Penn Treaty;

     o a reorganization, merger or consolidation and Penn Treaty is not the surviving corporation; or

     o a sale of substantially all of the assets and property of Penn Treaty to another person.

     The committee will notify each optionee if any of these events occurs. Thirty days after delivery of this notice, any option or portion of an option not exercised will terminate.

Options under the plan may not be transferred

     Optionees may not sell, transfer, assign, pledge or otherwise dispose of an option, right or privilege granted under the plan, except by will or inheritance. An option may be exercised, during the optionee's lifetime, only by the optionee. Any attempted transfer or sale will cause the option, right or privilege to immediately terminate and be forfeited to Penn Treaty.

Purchasing shares at no expense

     Optionees will not be obligated to pay any brokerage commissions or other charges for purchasing shares under the plan.

Number of shares available to be purchased under the plan

     There are 298,000 shares of common stock available under the plan. If any option expires, terminates or is canceled for any reason without having been exercised in full, the unpurchased shares may again be available under the plan, provided the plan is still in effect.

Price of shares

     The committee determines the purchase price of shares under each option. The purchase price may not be less than 100% of the fair market value of shares of common stock at the time the option is granted. Unless otherwise required by the Tax Code, or other applicable regulations issued under the Tax Code, the fair market value of shares under the plan will be, as of any date, the average of the closing sales price of a share of common stock for the preceding ten trading days as reported on the NYSE or other principal national securities exchange on which the common stock is then listed or traded. If the common stock is not listed or traded on any exchange, the Nasdaq Stock Market, or if closing sales prices of the shares are not available, then the fair market value of the shares will be determined by the board of directors.

Exercising options

         Optionees may exercise each option in equal or unequal installments and under conditions determined at the time the option is granted. At least ten shares must be purchased at any one time unless the optionee is only entitled to purchase a fewer number of shares. Optionees may only purchase whole shares, and fractional interests will be disregarded until they together constitute one share. If an optionee does not purchase all the shares subject to the option, or a fractional interest remains, the optionee's right to purchase the remaining shares or fractional shares will continue until the option expires.

Paying for shares

     An optionee may pay for shares purchased as follows:

     o    a lump sum payment of cash;

     o shares of common stock that have a fair market value on the date of exercise equal to the purchase price, if permitted by the committee; or

     o    any combination of cash and shares.

Termination of service

     If an optionee notifies Penn Treaty that he/she will no longer serve Penn Treaty as a participating insurance agent or if an optionee ceases to be under contract with Penn Treaty for any reason, with or without cause, the optionee is no longer an eligible participant under the plan. As a result, all of the optionee's exercisable and unexercisable options will terminate.

Changes in the common stock of Penn Treaty

     If the outstanding common stock is increased, decreased, changed into or exchanged for a different number or kind of shares or securities, an appropriate and proportionate adjustment will be made in the number and kind of shares for which options may be granted under the plan. A corresponding adjustment will also be made to change the number and kind of shares and exercise price per share of any outstanding options, or portions of options, which were granted prior to any changes. Any adjustments will be made by the committee, whose determination will be final and conclusive. No fractional shares of common stock will be issued under the plan as a result of any adjustment.

Changes in and termination of the plan

     The board of directors has the power to suspend, amend or terminate the plan at any time. No amendment, suspension or termination of the plan, however, may, without the consent of the optionee, alter or impair any rights or obligations of any outstanding option.

     The committee may grant an optionee additional options if the optionee is then an eligible participant. The committee may, with the consent of the optionee, grant a new option as a substitute for an outstanding option, at a purchase price and for a term which is greater or less than the outstanding option.

Rights as a shareholder

     An optionee is not considered to be an actual holder of common stock and does not have any rights as a shareholder unless and until the option is exercised and a stock certificate representing the shares of common stock is issued to the optionee.

Not subject to ERISA

     The plan is not subject to the provisions of ERISA.

Federal income tax consequences

     No income is recognized on the date an option is granted; however, optionees will recognize ordinary income on the exercise of an option in the amount by which the fair market value of the shares at the time of exercise exceed the option exercise price. For the purpose of any later sale of stock, the optionee's cost basis will be equal to the option exercise price plus any amount previously recognized as ordinary income. The same consequences apply in determining the alternative minimum taxable income recognized by the optionee upon the exercise of an option.

     The board of directors may consider the expected tax consequences in determining from time to time the particular terms and conditions of various options. Options granted under the plan are not incentive stock options and are not entitled to special tax treatment under the Tax Code.

     THIS GENERAL DESCRIPTION OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING OPTIONS OR SELLING SHARES PURCHASED THROUGH THE EXERCISE OF OPTIONS IS BASED ON THE TAX CODE, AS IT HAS BEEN INTERPRETED TO DATE AND THEREFORE MAY NOT BE A SUFFICIENT DESCRIPTION OF THE CONSEQUENCES IF THERE WERE A CHANGE IN THE TAX CODE AS IT IS CURRENTLY WRITTEN OR INTERPRETED. BECAUSE THE CONSEQUENCES MAY VARY WITH EACH OPTIONEE, IT IS RECOMMENDED THAT OPTIONEES CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES, INCLUDING STATE, LOCAL OR NON-U.S. INCOME TAX CONSEQUENCES.

USE OF PROCEEDS

     The proceeds to Penn Treaty from sales of shares under the plan will be used for general corporate purposes, including investment in and advances to Penn Treaty's subsidiaries.

PLAN OF DISTRIBUTION

     Upon proper exercise of options by any optionee and payment by the optionee of the exercise price, Penn Treaty will issue the underlying shares of common stock to the optionee without the optionee paying any brokerage commissions or service charges.

EXPERTS

     The consolidated financial statements of Penn Treaty as of December 31, 1998 and 1997, incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers, LLP, independent public accountants, as stated in their report incorporated by reference in this prospectus. These financial statements are incorporated by reference in this prospectus in reliance upon the report of PricewaterhouseCoopers given upon the authority of that firm as experts in accounting and auditing.

LEGAL OPINION

     The validity of the issuance of shares under the plan has been passed upon for Penn Treaty by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit
Number    Description
------    -----------

3.1(a) Restated and Amended Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1, Reg. No. 33-92690).

3.1(b)    Amendment  to   Restated   and  Amended   Articles  of   Incorporation
          (incorporated by reference to Exhibit 3.1(b) to Registration Statement on Form S-3, No. 333-22125).

3.2 Amended and Restated By-laws, as amended (incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-3, No. 333-22125).

4.1 Specimen copy of Common stock Certificate (incorporated by reference to Exhibit 4 to Registration Statement on Form S-1, Reg. No. 33-92690).

5.1       Opinion of Ballard Spahr Andrews & Ingersoll, LLP.*

10.1 The Penn Treaty American Corporation 1995 Participating Agent Stock option plan (incorporated by reference to Exhibit 10.2 to Annual Report on Form 10-K for year ended December 31, 1997).

23.1      Consent of PricewaterhouseCoopers, LLP

23.2      Consent  of Ballard  Spahr  Andrews &  Ingersoll,  LLP  (contained  in
          Exhibit 5.1).*

24.1      Power of Attorney (included on signature page).











*    Prevouusly filed.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Allentown, Commonwealth of Pennsylvania, on November 18, 1999.



                               PENN TREATY AMERICAN CORPORATION


                                By:  /s/ Irving Levit
                                     -----------------------------------------
                                         Irving Levit
                                         President and Chief Executive Officer


     This amendment no. 1 to the registration statement has also been signed by Irving Levit, attorney-in-fact, on behalf of the following directors on November 18, 1999:

                  Irving Levit
                  Michael F. Grill
                  A.J. Carden
                  Domenic P. Stangherlin
                  Jack D. Baum
                  Glen A. Levit
                  Cameron Waite
                  Emile G. Ilchuk
                  C. Mitchell Goldman
                  David B. Trindle



                                By:  /s/ Irving Levit
                                     --------------------
                                         Irving Levit
                                         Attorney-in-fact

                                                                    EXHIBIT 23.1


                       CONSENT OF INDEPENDENT ACCOUNTANTS




We hereby consent to the incorporation by reference in this Registration Statement on Form S-3/A of our report dated March 8, 1999 relating to the financial statements and financial statement schedules, which appears in Penn Treaty American Corporation's Annual Report on Form 10-K for the year ended December 31, 1998. We also consent to the references to us under the headings "Experts" in such Registration Statement.


/s/  PricewaterhouseCoopers LLP
-------------------------------
     PricewaterhouseCoopers LLP


Philadelphia, Pennsylvania
November 18, 1999